SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HOLLYWOOD ENTERTAINMENT CORPORATION

(Name of Subject Company (Issuer))

BLOCKBUSTER INC.

(Names of Filing Person (Offeror))

Common Stock

(Title of Class of Securities)

436141105

(CUSIP Number of Class of Securities)

Edward B. Stead

Executive Vice President and General Counsel

Blockbuster Inc.

1201 Elm Street

Dallas, Texas 75270

Telephone: (214) 854-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Glenn D. West

R. Jay Tabor

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

Telephone: (214) 746-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO, as amended (the “Schedule TO”) filed on February 2, 2005 by Blockbuster Inc., a Delaware corporation (“Blockbuster”). This Schedule TO relates to the offer (the “Offer”) by Blockbuster to exchange each outstanding share of common stock of Hollywood Entertainment Corporation, an Oregon corporation (“Hollywood”), for consideration having an aggregate value of $14.50 per share, consisting of $11.50 in cash and class A common stock, par value $0.01 per share, of Blockbuster (“Blockbuster Class A Common Stock”) having a value of $3.00, on the terms and subject to the conditions described in the prospectus related to the Offer (the “Prospectus”) and the related Letter of Transmittal, which were annexed to the Schedule TO as exhibits (a)(4) and (a)(1)(A), respectively.

Blockbuster has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission relating to the Blockbuster Class A Common Stock to be issued to holders of Hollywood common stock in the Offer. The terms and conditions of the Offer are set forth in the Prospectus, which is part of the Registration Statement, and the related Letter of Transmittal.

The information set forth in the Prospectus and in the related Letter of Transmittal, including any supplements thereto, is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is hereby supplemented and amended as follows:

(a)(1)(M)	Text of Press Release issued by Federal Trade Commission on March 4, 2005 (incorporated by reference to Blockbuster’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 7, 2005)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

BLOCKBUSTER INC.

By	/s/ Larry J. Zine
Larry J. Zine Executive Vice President, Chief Financial Officer and Chief Administrative Officer

Date: March 7, 2005

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INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Letter of Transmittal. (1)

(a)(1)(B)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (1)

(a)(1)(C)	Notice of Guaranteed Delivery. (1)

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

(a)(1)(E)	Letter to Clients. (1)

(a)(1)(F)	Text of Press Release issued by Blockbuster on February 2, 2005 announcing the commencement of the Offer. (2)

(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on February 4, 2005. (3)

(a)(1)(H)	Text of Press Release issued by Blockbuster on February 11, 2005, announcing the commencement of Blockbuster’s offer to purchase all outstanding 9.625% Senior Subordinated Notes due 2011 issued by Hollywood and related consent solicitation. (4)

(a)(1)(I)	Text of articles published on February 14, 2005. (5)

(a)(1)(J)	Text of article published on February 17, 2005. (6)

(a)(1)(K)	Text of articles published on February 18, 2005. (7)

(a)(1)(L)	Text of Press Release issued by Blockbuster on February 28, 2005, announcing the pricing for Blockbuster’s offer to purchase all outstanding 9.625% Senior Subordinated Notes due 2011 issued by Hollywood and related consent solicitation. (8)

(a)(1)(M)	Text of Press Release issued by Federal Trade Commission on March 7, 2005. (9)

(a)(4)	Prospectus relating to Blockbuster Class A Common Stock to be issued in the Offer. (1)

(b)(1)	Amended and Restated Commitment Letter, dated as of February 1, 2005, among Blockbuster, JPMorgan Chase Bank, N.A., Credit Suisse First Boston and Citicorp North America, Inc. (1)

(1) Incorporated by reference to Blockbuster’s Registration Statement on Form S-4 filed on February 2, 2005.

(2) Incorporated by reference to Blockbuster’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 3, 2005.

(3) Incorporated by reference to Blockbuster’s Rule 425 filing on February 4, 2005.

(4) Incorporated by reference to Blockbuster’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 11, 2005.

(5) Incorporated by reference to Blockbuster’s Rule 425 filing on February 15, 2005.

(6) Incorporated by reference to Blockbuster’s first Rule 425 filing on February 18, 2005.

(7) Incorporated by reference to Blockbuster’s second Rule 425 filing on February 18, 2005.

(8) Incorporated by reference to Blockbuster’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 28, 2005.

(9) Incorporated by reference to Blockbuster’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 7, 2005.